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[LOGO OF ELRON ELECTRONIC INDUSTRIES LTD.]



                             -FOR IMMEDIATE RELEASE-


                ELRON ANNOUNCES COMPLETION OF ZORAN'S ACQUISITION
               OF ELRON'S 41% HELD AFFILIATE, OREN SEMICONDUCTOR.



June 12, 2005, Tel Aviv, Israel. Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that further to its announcement on May 9, 2005, the acquisition of Oren Semiconductor, Inc. ("Oren"), an approximately 41% affiliate of Elron, by Zoran Corporation (NASDAQ:ZRAN) ("Zoran"), a 17% shareholder of Oren, has been completed.

Elron received proceeds with a value of approximately $20 million from the transaction consisting of approximately $12.5 million in cash and the balance in Zoran securities, based on Zoran's share price on the completion date of the transaction. Such securities are subject to registration with the U.S. Securities and Exchange Commission. As a result of the transaction, Elron will record an estimated gain in the second quarter of 2005 net of taxes, of approximately $16 million.


Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com



Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.